Denne melding til obligasjonseierne er kun utarbeidet på engelsk. For informasjon vennligst kontakt Nordic Trustee AS.

To the bondholders in:

ISIN: NO0010872997 - SFL Corporation Ltd. FRN senior unsecured NOK 1,200,000,000 bonds 2020/2025

Oslo, 11 September 2024

Exercise of Call Option

Nordic Trustee AS (the "**Bond Trustee**") acts as bond trustee for the Bondholders in the above mentioned bond issue (the "**Bond Issue**") where SFL Corporation Ltd. is the issuer (the "**Issuer**").

All capitalized terms used herein shall have the meaning assigned to them in the bond terms dated 17 January 2020 (the "**Bond Terms**").

The Issuer has notified the Bond Trustee of the exercise of the Call Option to redeem the Outstanding Bonds in whole in accordance with paragraph (a) of clause 10.2 of the Bond Terms, as follows:

Redemption amount:	All Outstanding Bonds
Redemption price:	100.5 % of the Nominal Amount for each redeemed Bond plus accrued and unpaid interest
Record Date:	23 September 2024
Call Option Repayment Date:	25 September 2024

Yours sincerely
Nordic Trustee AS

Lars Erik Lærum